FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.         News Release dated June 9,2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

    AMS HOMECARE INC.

    (Registrant)

Date: June 9, 2005

    By:

"Harj Gill"

 Harj Gill

    Its:       CEO

(Title)

 AMS Homecare Reports 32% Increase In Revenues for Full Year-Ended Feb 2005

VANCOUVER, British Columbia, June 9, 2005 -- AMS Homecare Inc. (OTC BB:AHCKF), a leading national provider of mobility products, durable and disposable medical products and patient monitoring technology to the aging North American population, is pleased to report audited financial results for the year ended February 28, 2005 .

For the complete fiscal year, AMS Homecare achieved record revenues of US$4,248,551 versus revenues of US$3,219,911 in 2004, an increase of 32% over the year earlier. The increased revenues resulted from increased sales of existing products and sales from new products and services. As of February 28, 2005, 86% of total sales were from power chairs and scooters. The remaining 14% of sales came from cushions, disposables, daily living aids and IER monitoring services

Earnings before income taxes were US$10,811 versus US$183,116 last year. Net working capital increased from US$541,286 in 2004 to US$740,601 at the end of February 2005.

"We are very pleased with the growth in revenues for the fiscal year 2005," said AMS president Rani Gill. "We are also quite excited about the future of AMS because of the acquisition we have made, potentail acquisitions and because of the launching of our first retail store," said Gill. "We have added staff in anticipation of our future growth, entered into management contracts and also experienced increased costs as a result of going public. All these factors are necessary for our long-term growth, but in the short-term reduced our earnings for fiscal 2005. As our company continues to grow in size, we fully expect earnings to 'catch-up'," added Gill.

The following material events occurred after the end of fiscal 2005 and are thus not reflected in the financial reports of fiscal 2005:

On March 11, 2005 the company announced that it had filed a Statement of Claim in British Columbia Supreme Court alleging the TSX Venture Exchange and certain of its employees acted deliberately to delay the company's reverse takeover of Shoprider Canada Mobility Products between August 2000 and February 2002.

On March 28, 2005 the company announced the signing of a binding agreement with Wireless 2000 of Burnaby, British Columbia to acquire the exclusive distribution rights for a term of 25 years to distribute its products into the healthcare, residential elderly care, medical offices and hospital markets in North America.

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at http://www.amshomecare.com .

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are "forward-looking" under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.

For further information contact:

Raymond Walkosz

Stomar Partners Investor Relations

312 238-9238

or

Daryl Hixt, at AMS Homecare Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com